Exhibit 99.1

GMEX Robotics Corporation Announces Share Consolidation

SYDNEY, Australia, June 29, 2026 (GLOBE NEWSWIRE) — GMEX Robotics Corporation (Nasdaq: GMEX) (the “Company”), today announced that it will effect a share consolidation of (i) its issued and unissued existing Class A ordinary shares, par value of $0.0896 per share, at a ratio of 1-for-9, with a post-share consolidation par value of $0.8064, and (ii) its issued and unissued existing Class B ordinary shares, par value of $0.0896, at a ratio of 1-for-9, with a post-share consolidation par value of $0.8064, effective on July 2, 2026 (the “Share Consolidation”). The Company’s Class A ordinary shares are expected to begin trading on a post-consolidation basis at the open of the market session on July 2, 2026. Upon the market opening on July 2, 2026, the Company’s Class A ordinary shares will continue to be traded on The Nasdaq Capital Market under the symbol “GMEX” with the new CUSIP number G3514S146. This decision represents a deliberate capital structure optimization, aligning the Company’s market profile with its significant operational progress and ambitious future roadmap.

The Share Consolidation was approved by the Company’s board of directors on June 7, 2026. Pursuant to the BVI Business Companies Act (as amended) and the Company’s Memorandum and Articles of Association, the Company’s Board of Directors is authorized to effect the Share Consolidation without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Share Consolidation.

As of June 18, 2026, there were 8,147,975 of the Company’s Class A ordinary shares outstanding and 7,188 Class B ordinary shares outstanding. Of the 8,147,975 Class A ordinary shares, 8,132,774 were non-restricted shares. Effecting the Share Consolidation will reduce the outstanding Class A ordinary shares to 903,642 calculated based on the consolidation of the 8,132,774 non-restricted Class A ordinary shares at a 1-for-9 ratio, and the outstanding Class B ordinary shares to 799. As a result of the Share Consolidation, the Company is authorised to issue a maximum of 380,257,938 shares of US$0.0896 par value each divided into (a) 313,559,326 Class A ordinary shares of a par value of US$0.0896 each; and (b) 66,698,612 Class B ordinary shares of a par value of US$0.0896 each.

“We are building a company designed for scale, performance, and sustained value creation,” stated Sam Lu, Chief Executive Officer of GMEX Robotics Corporation. “Our strengthened equity profile provides greater flexibility and a more robust platform for future value-accretive initiatives. This positions us optimally to consider strategic partnerships, acquisitions, or other capital market activities from a position of strength”.

As a result of the Share Consolidation, every nine (9) shares of the Company’s Class A ordinary shares will be automatically consolidated into one (1) Class A ordinary share and every nine (9) shares of the Company’s Class B ordinary shares will be automatically consolidated into one (1) Class B ordinary share. Outstanding warrants and other outstanding equity rights will be proportionately adjusted to reflect the Share Consolidation. No fractional shares will be issued in connection with the Share Consolidation, and in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder will be rounded up to one ordinary share of the same class in lieu of the fractional share that would have resulted from the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

The Company’s transfer agent, Vstock Transfer LLC, which is also acting as the exchange agent for the Share Consolidation, will send instructions to shareholders of record who hold stock certificates regarding the exchange of their old certificates for new certificates, should they wish to do so. Shareholders who hold their shares in brokerage accounts or “street name” are not required to take action to implement the exchange of their shares.

About GMEX Robotics:

Formerly known as Fitell Corporation, GMEX Robotics is a technology company operating at the intersection of consumer health and advanced automation. Building on a foundation of fitness equipment e-commerce, the Company is expanding its mission to design and deliver AI-driven robotic solutions that prioritize genuine consumer needs.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the Securities Exchange Commission.

Media Contact:

Jacqueline Grose

CORE IR & PR

Press@GMEXRobotics.com

(212) 655-0924

www.GMEXRobotics.com

Investor Contact:

CoreIR

IR@GMEXRobotics.com